Exhibit 99.1

Farfetch Announces Fourth Quarter and Full Year 2021 Results

•	Record 2021 Gross Merchandise Value (“GMV”) of $4.2 billion, up 33% year-over-year and up 98% compared to 2019
•	2021 Revenue increases 35% year-over-year to $2.3 billion
•	Q4 2021 GMV and Digital Platform GMV each increase 22% year-over-year to $1.3 billion and $1.1 billion, respectively
•	Q4 2021 Revenue increases 23% year-over-year to $666 million
•	Q4 2021 Gross Profit Margin of 47.1%; Digital Platform Order Contribution Margin of 32.4%
•	Q4 2021 Profit After Tax of $97 million includes $217 million non-cash benefit arising from impact of lower share price on items held at fair value and remeasurements
•	Delivers $36 million Adjusted EBITDA in Q4 2021 for positive Adjusted EBITDA for full-year 2021

LONDON, U.K. February 24, 2022 – Farfetch Limited (NYSE: FTCH), the leading global platform for the luxury fashion industry, today reported financial results for the fourth quarter and full year ended December 31, 2021.

José Neves, Farfetch Founder, Chairman and CEO said: “Our fourth quarter results clearly demonstrate the strong momentum behind the Farfetch platform. We exit the year having once again delivered market share capturing GMV growth in 2021 along with our first year of Adjusted EBITDA profitability. This positions Farfetch for an incredible 2022 focused on continuing to lead the online luxury fashion industry, growing faster than the runner-ups, and expanding profitability.

“As we enter a post-pandemic environment, I am proud of the support Farfetch has provided to our partners across the global luxury community during this unprecedented time as we advanced our mission to be the connector between the curators, creators and consumers of the luxury fashion industry. Moreover, we are positioned to emerge stronger than ever, as an industry leader delivering strategic value to brand partners and an unmatched proposition for consumers. And the accelerated digitization of the luxury industry highlights the opportunity to leverage the unique capabilities of the Farfetch platform, to extend our track record of capturing market share while delivering further profitability.”

Elliot Jordan, CFO of Farfetch, said: “I am delighted with our fourth quarter 2021 results which demonstrate strong execution that delivered Digital Platform GMV growth at the high end of our expectations, and improved profitability margins. This completes a milestone year for Farfetch in which we added over $1bn in GMV, growing 33% year-over-year, and achieved our first full-year of profitability at the Adjusted EBITDA level. Our investments continue to deliver significant operating cost leverage and we are well positioned for further market share capture and profitability gains in the year ahead.”

Consolidated Financial Summary and Key Operating Metrics (in $ thousands, except per share data, Average Order Value, Active Consumers or otherwise stated):

	Three months ended December 31,		Year ended December 31,
	2020 (1)	2021	2020 (1)	2021
Consolidated Group:
Gross Merchandise Value (“GMV”)	$1,056,990	$1,289,145	$3,187,014	$4,229,874
Revenue	540,105	665,651	1,673,922	2,256,608
Adjusted Revenue (2)	464,887	571,095	1,460,694	1,924,104
Gross profit	249,148	313,380	770,928	1,016,511
Gross profit margin	46.1%	47.1%	46.1%	45.0%
(Loss)/profit after tax (1)	$(2,263,587)	$96,890	$(3,315,623)	$1,470,611
Adjusted EBITDA (2)	10,376	36,104	(47,432)	1,638
Adjusted EBITDA Margin (2)	2.2%	6.3%	(3.2)%	0.1%
Basic (Loss)/earnings per share (“EPS”) (1)	$(6.47)	$0.27	$(9.69)	$4.02
Diluted EPS	(6.47)	(0.23)	(9.69)	(1.07)
Adjusted EPS (1) (2)	(0.00)	(0.03)	(0.60)	(0.55)
Digital Platform:
Digital Platform GMV	$939,444	$1,146,153	$2,759,476	$3,677,988
Digital Platform Services Revenue	347,341	431,469	1,033,156	1,385,678
Digital Platform Gross Profit	189,102	229,885	560,206	730,253
Digital Platform Gross Profit Margin	54.4%	53.3%	54.2%	52.7%
Digital Platform Order Contribution (2)	$121,844	$139,909	$361,419	$438,432
Digital Platform Order Contribution Margin (2)	35.1%	32.4%	35.0%	31.6%
Active Consumers (in thousands)	3,024	3,687	3,024	3,687
Average Order Value (“AOV”) - Marketplace	$626	$635	$568	$612
AOV - Stadium Goods	308	288	316	308
Brand Platform:
Brand Platform GMV	$103,880	$117,178	$390,014	$467,505
Brand Platform Revenue	103,880	117,178	390,014	467,505
Brand Platform Gross Profit	51,857	69,257	190,804	241,516
Brand Platform Gross Profit Margin	49.9%	59.1%	48.9%	51.7%

1.	See “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 21
2.	See “Non-IFRS and Other Financial and Operating Metrics” on page 24 for reconciliations of non-IFRS measures to IFRS measures.

Recent Business Highlights

Digital Platform

•	Third-party transactions generated 85% of Digital Platform GMV at a take rate of 30.4% in fourth quarter 2021
•

The Farfetch Marketplace continued to offer customers the most extensive selection of in-season luxury fashion on a global platform from over 1,400 sellers, as supply from both multi-brand retailers and e-concession partners continued to increase year-over-year to total stock units of nearly 10 million in fourth quarter 2021

•	Generated third consecutive quarter of record media solutions revenue and partnered with brands to launch innovative showcases of their collections to Farfetch Marketplace visitors, including:

o	Balmain X Netflix collaboration coinciding with the release of the movie ‘The Harder They Fall’, leveraging innovation features such as photo-real 3D visuals
o	Burberry outerwear campaign, utilizing Farfetch’s digital fashion capabilities to feature models dressed with digital assets
o	Zegna ‘Working With Words’ film content series in collaboration with Port Magazine, poet Seán Hewitt and musician Azekel
o	Tasaki Atelier high jewelry pearl and colored gemstone collection, available exclusively on the Farfetch Marketplace
•	In January 2022, ahead of the planned launch of beauty on the Farfetch Marketplace later in the year, announced the acquisition of cult favorite luxury beauty destination Violet Grey

New Guards

•	Launched Tmall Luxury Pavilion storefronts for Off-White, Palm Angels and Ambush in January 2022
•	New Guards’ portfolio continued to focus on direct-to-consumer channels while creating culturally relevant collections:
o	Off-White released ‘Off-White x Air Jordan 2 Low’ and capsule collection for lunar new year in January 2022
o	Palm Angels launched ‘8 Moncler Palm Angels’ collaboration and opened a new directly operated store in Las Vegas
o	Heron Preston released its third drop in collaboration with Calvin Klein and launched HERON01, the first fully 3D printed sneaker, in collaboration with technology company Zellerfeld
o	Alanui launched ‘Alanui x The Rolling Stones’ capsule collection dedicated the legendary band in celebration of their 60th anniversary
•

In February 2022, New Guards further expanded its portfolio of brands with the signing of agreements with Authentic Brands Group to become the exclusive partner to curate, create and bring to market Reebok’s luxury collaborations, as well as a core operating partner for the brand across Europe and distributor of premium Reebok products in the United States, Canada, Europe and certain other key markets.

Environmental, Social and Governance (“ESG”)

•

In December 2021, acquired Luxclusif, a business-to-business service provider that enables the acquisition, authentication and sale of second-hand luxury goods, with the aim to significantly accelerate our pre-owned platform capabilities

Fourth Quarter and Full Year 2021 Results Summary

Gross Merchandise Value (in thousands):

	Three months ended December 31,		Year ended December 31,
	2020	2021	2020	2021
Digital Platform GMV	$939,444	$1,146,153	2,759,476	3,677,988
Brand Platform GMV	103,880	117,178	390,014	467,505
In-Store GMV	13,666	25,814	37,524	84,381
GMV	$1,056,990	$1,289,145	$3,187,014	$4,229,874

GMV increased by $232.2 million from $1,057.0 million in fourth quarter 2020 to $1,289.1 million in fourth quarter 2021, representing year-over-year growth of 22.0%. Digital Platform GMV increased by $206.7 million from $939.4 million in fourth quarter 2020 to $1,146.2 million in fourth quarter 2021, representing year-over-year growth of 22.0%. Excluding the impact of changes in foreign exchange rates, Digital Platform GMV would have increased by 22.5%.

GMV growth was driven by our Digital Platform segment performance. Fourth quarter 2021 Digital Platform GMV growth reflects order growth across the Marketplace and an increase in AOV from $626 to $635, which was driven by increases in full-priced item mix and number of items per order, partially offset by a higher mix of lower-priced items.

Brand Platform GMV increased by 12.8% to $117.2 million driven by demand for new collections launched during the quarter, and was impacted by a change in the timing of shipments compared to the prior year, in addition to delays arising from the migration to a new warehouse.

In-Store GMV increased by 88.9% to $25.8 million, driven by additional New Guards brands stores opened in the last twelve months as well as growth from existing stores.

Revenue (in thousands):

	Three months ended December 31,		Year ended December 31,
	2020	2021	2020	2021
Digital Platform Services third-party revenue	$209,332	$270,817	$637,568	$845,941
Digital Platform Services first-party revenue	138,009	160,652	395,588	539,737
Digital Platform Services Revenue	347,341	431,469	1,033,156	1,385,678
Digital Platform Fulfilment Revenue	75,218	94,556	213,228	332,504
Brand Platform Revenue	103,880	117,178	390,014	467,505
In-Store Revenue	13,666	22,448	37,524	70,921
Revenue	$540,105	$665,651	$1,673,922	$2,256,608

Revenue increased by $125.5 million year-over-year from $540.1 million in fourth quarter 2020 to $665.7 million in fourth quarter 2021, representing growth of 23.2%. The increase was primarily driven by 24.5% growth in Digital Platform Revenue to $526.0 million and 12.8% growth in Brand Platform Revenue to $117.2 million.

Digital Platform Services Revenue increased by 24.2% ahead of the 22.0% overall growth in Digital Platform GMV, driven by third-party revenue, which increased 29.4%, reflecting measures implemented to share recent cost increases with our partners.

Third-party revenue growth was offset by slower growth in Digital Platform Services first-party revenue, which includes first-party original, of 16.4%, with strong performance of Browns’ products on the Digital Platform offset by slower growth in first-party original products following a strategic decision to control markdowns.

Digital Platform Fulfilment Revenue represents the pass-through to consumers of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions, subsidized shipping and incentives. Digital Platform Fulfilment Revenue increased 25.7% year-over-year, above Digital Platform GMV growth of 22.0%, as we have been able to pass-through more of these costs to consumers in the current quarter.

Cost of Revenue (in thousands):

	Three months ended December 31,		Year ended December 31,
	2020	2021	2020	2021
Digital Platform Services third-party cost of revenue	$70,451	$88,440	$208,518	$288,286
Digital Platform Services first-party cost of revenue	87,788	113,144	264,432	367,139
Digital Platform Services cost of revenue	158,239	201,584	472,950	655,425
Digital Platform Fulfilment cost of revenue	75,218	94,556	213,228	332,504
Brand Platform cost of revenue	52,022	47,921	199,208	225,989
In-Store cost of goods sold	5,478	8,210	17,608	26,179
Cost of revenue	$290,957	$352,271	$902,994	$1,240,097

Cost of revenue increased by $61.3 million, or 21.1%, year-over-year from $291.0 million in fourth quarter 2020 to $352.3 million in fourth quarter 2021, at a slightly lower rate than revenue growth. The increase was driven by growth in Digital Platform cost of revenue, partially offset by a decrease in Brand Platform cost of revenue.

Digital Platform Services cost of revenue increased at a higher rate than Digital Platform Services Revenue driven by an increase in first party costs of goods sold due to a year-over-year increase in stock clearance activity.

Gross profit (in thousands):

	Three months ended December 31,		Year ended December 31,
	2020	2021	2020	2021
Digital Platform third-party gross profit	$138,881	$182,377	$429,050	$557,655
Digital Platform first-party gross profit	50,221	47,508	131,156	172,598
Digital Platform Gross Profit	189,102	229,885	560,206	730,253
Brand Platform Gross Profit	51,858	69,257	190,806	241,516
In-Store Gross Profit	8,188	14,238	19,916	44,742
Gross profit	$249,148	$313,380	$770,928	$1,016,511

Gross profit increased by $64.2 million, or 25.8%, year-over-year, faster than revenue growth, to $313.4 million in fourth quarter 2021. Gross profit margin increased 95 bps year-over-year to 47.1% from 46.1%, driven by strong margin expansion in Brand Platform, partially offset by a decrease in Digital Platform Gross Profit Margin.

Digital Platform Gross Profit Margin decreased 116 bps to 53.3% in fourth quarter 2021 from 54.4% in fourth quarter 2020, as Digital Platform Services cost of revenue increased at a higher rate than Digital Platform Services Revenue. An increase in Digital Platform third-party gross profit margin was offset by a decrease in first-party gross profit margin primarily due to a lower full-price mix.

Brand Platform Gross Profit Margin increased 918 bps year-over-year to 59.1% driven by a higher sell-through of Off-White products, non-recurring discounts received from vendors, and elimination of Palm Angels royalty costs from Brand Platform cost of revenue, following the acquisition of 60% of the outstanding equity interests of Palm Angels S.r.l (“Palm Angels”) the owner of the Palm Angels trademark.

Selling, general and administrative expenses by type (in thousands):

	Three months ended December 31,		Year ended December 31,
	2020	2021	2020	2021
Demand generation expense	$67,258	$89,976	$198,787	$291,821
Technology expense	29,827	30,746	115,227	131,408
Share-based payments	121,118	49,344	291,633	196,167
Depreciation and amortization	60,135	69,679	217,223	251,198
General and administrative	141,687	156,554	504,346	591,644
Other items	17,080	7,077	24,267	18,730
Selling, general and administrative expense	$437,105	$403,376	$1,351,483	$1,480,968

Demand generation expense increased $22.7 million year-over-year to $90.0 million in fourth quarter 2021 and increased as a percentage of Digital Platform Services Revenue from 19.4% to 20.9%. This was driven by our investment in acquiring and engaging customers in paid channels, including our redistribution of spend as we continue to implement measures in response to the impact of Apple's recent iOS privacy measures, which exhibited higher unit costs, on average.

Technology expense primarily relates to maintenance and operations of our platform features and services, as well as software, hosting and infrastructure expenses, which includes three globally distributed data centers, including one in Shanghai, which support the processing of our growing base of transactions. Technology expense increased by $0.9 million, or 3.1%, in fourth quarter 2021 year-over-year driven by an increase in technology staff headcount and software and hosting costs to support growth.

Fourth quarter 2021 technology expense continued to scale as a percentage of Adjusted Revenue, decreasing from 6.4% to 5.4% year-over-year as we continue to leverage our existing infrastructure and organization.

Our total investment in technology, which includes investments in longer term development projects which are treated as capital items, was 11.3% of Adjusted Revenue in fourth quarter 2021, as compared to 12.2% in fourth quarter 2020.

Depreciation and amortization expense increased by $9.5 million, or 15.9%, year-over-year from $60.1 million in fourth quarter 2020 to $69.7 million in fourth quarter 2021. Amortization expense increased principally due to increased technology investments, where qualifying technology development costs are capitalized and amortized over their useful lives. Depreciation expense increased primarily as a result of new stores and office leases entered into within the last twelve months.

Share-based payments decreased by $71.8 million, or (59.3)% year-over-year in fourth quarter 2021 due to the decreased cost of employment related taxes and cash-settled awards, primarily as a result of the share price movement, partially offset by grants of equity-settled awards, including the performance-based restricted share unit ("PSU") award granted to the Company's Founder, Chairman and CEO, José Neves in May 2021.

General and administrative expense increased by $14.9 million, or 10.5%, year-over-year in fourth quarter 2021, reflecting investments made to support longer-term strategic initiatives including brand campaigns.

General and administrative expense decreased as a percentage of Adjusted Revenue to 27.4% compared to 30.5% in fourth quarter 2020 as we continued to leverage our operations base to efficiently grow Adjusted Revenue.

(Losses)/gains on items held at fair value and remeasurements (in thousands):

	Three months ended December 31,		Year ended December 31,
	2020	2021	2020	2021
Remeasurement (losses)/gains on put and call option liabilities	$(166,702)	$59,013	$(288,853)	$384,122
Fair value (losses)/gains on embedded derivative liabilities	(1,890,604)	157,949	(2,354,720)	1,639,621
(Losses)/gains on items held at fair value and remeasurements	$(2,057,306)	$216,962	$(2,643,573)	$2,023,743

The $157.9 million of fair value gains on embedded derivative liabilities in fourth quarter 2021 were primarily driven by the decrease in our share price during the period. The fair value gains on embedded derivative liabilities in fourth quarter 2021 is comprised of the following revaluation gains on our convertible senior notes: (i) $22.4 million fair value gains related to $250 million 5.00% notes due 2025 (the “February 2020 Notes”); (ii) $92.1 million fair value gains related to $400 million 3.75% notes due 2027 (the “April 2020 Notes”); and, (iii) $43.4 million fair value gains related to $600 million 0.00% notes due 2030 (the “November 2020 Notes”). These notes have provided strong liquidity to fund ongoing capital needs and invest in various growth initiatives.

The $1,890.6 million of fair value losses on embedded derivative liabilities in fourth quarter 2020 were primarily driven by the increase in our share price during the period. The fair value losses on embedded derivatives in fourth quarter 2020 were comprised of $749.0 million fair value revaluation losses related to the February 2020 Notes; $869.1 million fair value revaluation losses related to the April 2020 Notes; and $272.5 million fair value losses related to the November 2020 Notes.

The $59.0 million of remeasurement gains on put and call option liabilities in fourth quarter 2021 related to $61.1 million gains on the put and call option resulting from the November 2020 strategic agreement with Alibaba Group Holding Limited (“Alibaba Group”) and Compagnie Financiere Richemont SA (“Richemont”), $7.2 million remeasurement gains in connection with Chalhoub Group’s put option over their non-controlling interest in Farfetch International Limited, and $0.7 million gains on the put and call option over the non-controlling interest in Alanui S.r.l., partially offset by $10.0 million losses on the put and call option that New Guards holds over the acquisition of the remaining 40% share capital in Palm Angels.

The $166.7 million of remeasurement losses in fourth quarter 2020 primarily related to the remeasurement losses in connection with the Chalhoub Group’s put option over the non-controlling interest in Farfetch International Limited.

Impairment losses on tangible and intangible assets (in thousands):

	Three months ended December 31,		Year ended December 31,
	2020	2021	2020	2021
Impairment losses on right-of-use asset	$(699)	$-	$(2,234)	$-
Impairment losses on property, plant and equipment	-	-	(757)	-
Impairment losses on tangible assets	$(699)	$-	$(2,991)	$-

Impairment losses on intangible assets	$(36,269)	$(11,779)	$(36,269)	$(11,779)
Impairment losses on intangible assets	$(36,269)	$(11,779)	$(36,269)	$(11,779)

Impairment losses of $11.8 million on intangible assets in fourth quarter 2021 are related to a reduction in the carrying value of a small intangible brand asset associated with New Guards brand portfolio.

The impairment charge of $36.3 million on intangible assets and $0.7 million on tangible assets in fourth quarter 2020 is primarily comprised of a $30.5 million charge related to a reduction in the carrying value of one of the smaller intangible brand assets within New Guards portfolio, as well as a $0.7 million reduction in the carrying value of the corporate right-of-use assets associated with that same brand. The remaining $5.8 million impairment charge on intangible assets related to the closure of our direct consumer-facing channels on JD.com and the associated intangible asset held for the Farfetch Level 1 access button.

Profit / (loss) After Tax

Profit after tax increased by $2,360.5 million year-over-year from a loss of $(2,263.6) million to a profit of $96.9 million in fourth quarter 2021. The increase was primarily driven by gains on items held at fair value and remeasurements, which increased $2,274.3 million year-over-year.

EPS and Diluted EPS

Fourth quarter 2021 basic EPS was $0.27 and diluted EPS was $(0.23). Diluted EPS assumes a full conversion of the convertible notes into shares, and that the settlement of the Chalhoub liability and Farfetch China Holdings Ltd (“Farfetch China”) liability held on the statement of financial position at December 31, 2021 would have been in shares, with both transactions occurring at the beginning of the fourth quarter, 2021. As such, diluted EPS excludes the gains on items held at fair value and interest costs related to the Chalhoub liability, Farfetch China liability and the convertible notes, net of any applicable tax, while including all outstanding equity instruments that have a dilutive impact.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA improved by $25.7 million to $36.1 million in fourth quarter 2021 as a result of our growth, improved gross profit margins, and scaling of the operating cost base. Adjusted EBITDA Margin improved from 2.2% to 6.3% year-over-year, primarily reflecting declines in both general and administrative expenses and in technology expense as percentage of Adjusted Revenue.

Liquidity

At December 31, 2021, cash and cash equivalents were $1,363.1 million, a decrease of $210.3 million compared to $1,573.4 million at December 31, 2020. The decrease in cash and cash equivalents was primarily related to funding working capital, cash payments for business acquisitions, and $100 million short-term variable Net Asset Value investments. This was partially offset by $500 million cash proceeds related to the investment in Farfetch China by Alibaba Group and Richemont in August 2021.

Post Balance Sheet Events

On February 1, 2022, the Group completed the acquisition of Violet Grey Inc., a luxury beauty online retailer, for consideration of approximately $44.4 million, subject to customary completion accounts price adjustments, comprised of $43.5 million in cash and $0.9 million in Farfetch shares based on the Farfetch share price as at the acquisition date. The share consideration includes service conditions in respect of certain members of the Violet Grey Inc. management team remaining with the Group after the acquisition.

On February 22, 2022, New Guards Group entered into a commercial agreement with Authentic Brands Group LLC for the distribution rights of Reebok footwear and apparel ranges within certain countries in the European region. The agreement becomes effective upon the completed transfer of ownership of the Reebok brand to ABG, which is expected to close in the first quarter. As part of the arrangement, the Group is committed to minimum royalty payments of approximately $374 million (€329.9 million) over the 11 year life of the agreement.

Outlook

The following forward-looking statements reflect Farfetch’s expectations as of February 24, 2022.

For Full Year 2022:

•	Digital Platform GMV growth of 28% to 32% year-over-year
•	Brand Platform GMV growth of 20% to 25% year-over-year
•	Adjusted EBITDA margin of 1% to 2%

Uncertainties resulting from the COVID-19 pandemic and the evolving nature of the situation, could have material impacts on our future performance and projections. Factors involving COVID-19 that could potentially impact our future performance include, among others:

•	disruptions to our operations, fulfilment network, and shipments
•	weakened consumer sentiment and discretionary income arising from various macro-economic conditions
•	increased costs to support our operations
•	slowing e-commerce consumer activity as vaccinations gain acceptance and populations resume to pre-pandemic activities and lifestyles

Conference Call Information

Farfetch Limited will host a conference call today, February 24, 2022, at 4:30 p.m. Eastern Time to discuss the Company’s results as well as expectations about Farfetch’s business. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release and slide presentation. Following the call, a replay of the webcast will be available at the same website for at least 30 days.

Unaudited interim condensed consolidated statement of operations for the three months ended December 31
(in $ thousands, except share and per share data)

	2020 (1)	2021
Revenue	540,105	665,651

Cost of revenue	(290,957)	(352,271)
Gross profit	249,148	313,380

Selling, general and administrative expenses	(437,105)	(403,376)
Impairment losses on tangible assets	(699)	-
Impairment losses on intangible assets	(36,269)	(11,779)
Operating loss	(224,925)	(101,775)

(Losses)/gains on items held at fair value and remeasurements	(2,057,306)	216,962
Share of results of associates	66	(20)
Finance income	20,065	863
Finance costs (1)	(17,191)	(17,419)
(Loss)/profit before tax	(2,279,291)	98,611

Income tax benefit/(expense)	15,704	(1,721)
(Loss)/profit after tax	(2,263,587)	96,890

(Loss)/profit after tax attributable to:
Equity holders of the parent	(2,267,145)	101,431
Non-controlling interests	3,558	(4,541)
	(2,263,587)	96,890

(Loss)/earnings per share attributable to equity holders of the parent
Basic	(6.47)	0.27
Diluted	(6.47)	(0.23)

Weighted-average shares outstanding
Basic	349,603,548	378,260,245
Diluted	349,603,548	472,844,249

Unaudited interim condensed consolidated statement of comprehensive (loss) / income for the three months ended December 31
(in $ thousands)

	2020 (1)	2021
(Loss)/profit after tax (1)	(2,263,587)	96,890
Other comprehensive income/(loss):
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange gain/(loss) on translation of foreign operations	1,639	(4,483)
Gain on cash flow hedges recognized in equity	9,775	2,804
Loss/(gain) on cash flow hedges reclassified and reported in net (loss)/profit	2,563	1,296
Gain/(loss) on cash flow hedges recognized in equity - time value	6,145	(1)
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Remeasurement loss on severance plan	(21)	(77)

Other comprehensive income/(loss) for the period, net of tax	20,101	(461)
Total comprehensive (loss)/income for the period, net of tax	(2,243,486)	96,429

Total comprehensive (loss)/income attributable to:
Equity holders of the parent	(2,247,376)	103,001
Non-controlling interests	3,890	(6,572)
	(2,243,486)	96,429

1	Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 21.

Unaudited condensed consolidated statement of operations
for the year ended December 31
(in $ thousands, except share and per share data)

	2020 (1)	2021
Revenue	1,673,922	2,256,608
Cost of revenue	(902,994)	(1,240,097)
Gross profit	770,928	1,016,511

Selling, general and administrative expenses	(1,351,483)	(1,480,968)
Impairment losses on tangible assets	(2,991)	-
Impairment losses on intangible assets	(36,269)	(11,779)
Operating loss	(619,815)	(476,236)

(Losses)/gains on items held at fair value and remeasurements	(2,643,573)	2,023,743
Share of results of associates	(74)	(52)
Finance income	24,699	12,599
Finance costs (1)	(91,294)	(86,441)
(Loss)/profit before tax	(3,330,057)	1,473,613

Income tax benefit/(expense)	14,434	(3,002)
(Loss)/profit after tax	(3,315,623)	1,470,611

(Loss)/profit after tax attributable to:
Equity holders of the parent	(3,333,171)	1,466,487
Non-controlling interests	17,548	4,124
	(3,315,623)	1,470,611

(Loss)/earnings per share attributable to owners of the company
Basic	(9.69)	4.02
Diluted	(9.69)	(1.07)

Weighted-average shares outstanding
Basic	343,829,481	364,696,712
Diluted	343,829,481	472,357,995

1	Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 21.

Unaudited condensed consolidated statement of comprehensive (loss) / income for the year ended December 31
(in $ thousands)

	2020 (1)	2021
(Loss)/profit after tax for the year (1)	(3,315,623)	1,470,611
Other comprehensive income/(loss):
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange gain/(loss) on translation of foreign operations	23,903	(20,017)
Loss on cash flow hedges recognized in equity	(4,227)	(12,825)
Loss/(gain) on cash flow hedges reclassified and reported in net (loss)/profit	17,612	(11,951)
Gain/(loss) on cash flow hedges recognized in equity - time value	2,552	(2,552)
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Remeasurement loss on severance plan	(24)	(77)
Other comprehensive income/(loss) for the year, net of tax	39,816	(47,422)
Total comprehensive (loss)/income for the year, net of tax	(3,275,807)	1,423,189

Total comprehensive (loss)/income attributable to:
Equity holders of the parent	(3,293,687)	1,421,809
Non-controlling interests	17,880	1,380
	(3,275,807)	1,423,189

1	Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 21.

Unaudited condensed consolidated statement of financial position
(in $ thousands)
	December 31, 2020 (1)	December 31, 2021
Non-current assets
Other receivables	58,081	31,225
Deferred tax assets	13,556	13,334
Intangible assets	1,279,328	1,359,657
Property, plant and equipment	89,082	97,063
Right-of-use assets	179,227	195,549
Investments	8,278	17,937
Investments in associates	2,319	69
Total non-current assets	1,629,871	1,714,834
Current assets
Inventories	145,309	255,664
Trade and other receivables	209,946	374,706
Current tax assets	2,082	10,201
Short-term investments	-	99,971
Derivative financial assets	30,242	8,010
Cash and cash equivalents	1,573,421	1,363,128
Total current assets	1,961,000	2,111,680
Total assets	3,590,871	3,826,514

Liabilities and (deficit)/equity
Non-current liabilities
Provisions	129,113	60,545
Deferred tax liabilities	182,463	156,025
Lease liabilities	165,275	180,915
Employee benefit obligations	26,116	12,948
Derivative financial liabilities	2,996,220	872,428
Borrowings (1)	617,789	515,804
Put and call option liabilities	348,937	836,609
Other financial liabilities	4,853	13,367
Total non-current liabilities	4,470,766	2,648,641
Current liabilities
Trade and other payables	666,144	806,406
Provisions	27,146	14,585
Current tax liability	3,098	5,189
Lease liabilities	26,128	33,594
Employee benefit obligations	38,286	8,296
Derivative financial liabilities	17,427	21,118
Put and call option liabilities	-	8,321
Other financial liabilities	518	9,748
Total current liabilities	778,747	907,257
Total liabilities	5,249,513	3,555,898
(Deficit)/equity
Share capital	14,168	15,231
Share premium	927,931	1,641,674
Merger reserve	783,529	783,529
Foreign exchange reserve	(7,271)	(24,544)
Other reserves	447,753	39,708
Accumulated losses (1)	(3,993,308)	(2,366,990)
(Deficit)/equity attributable to owners of the parent	(1,827,198)	88,608
Non-controlling interests	168,556	182,008
Total (deficit)/equity	(1,658,642)	270,616
Total (deficit)/equity and liabilities	3,590,871	3,826,514

1	Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 21.

Unaudited condensed consolidated statement of cash flows
for the year ended December 31
(in $ thousands)
	2020	2021
Cash flows from operating activities
Operating loss	(619,815)	(476,236)
Adjustments to reconcile operating loss to net cash inflow/(outflow) from operating activities:
Depreciation	39,366	49,564
Amortization	177,857	201,634
Non-cash employee benefits expense	168,347	219,932
Impairment losses on tangible assets	2,991	-
Impairment losses on intangible assets	36,269	11,779
Impairment of investments	235	134
Change in working capital
Increase in receivables	(15,833)	(164,656)
Increase in inventories	(16,471)	(104,838)
Increase in payables	280,454	115,025
Change in other assets and liabilities
(Increase)/decrease in non-current receivables	(1,453)	13,551
Increase/(decrease) in other liabilities	59,640	(44,227)
Increase/(decrease) in provisions	85,001	(68,128)
(Decrease)/increase in derivative financial instruments	(15,052)	5,663
Income taxes paid	(65,221)	(41,351)
Net cash inflow/(outflow) from operating activities	116,315	(282,154)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	(12,016)	(27,295)
Payments for property, plant and equipment	(26,839)	(28,854)
Payments for intangible assets	(94,105)	(167,707)
Payments for investments	(2,872)	(9,794)
Investment in short-term investments	-	(100,000)
Interest received	3,131	2,994
Dividends received from associate	60	-
Net cash outflow from investing activities	(132,641)	(330,656)

Cash flows from financing activities
Repayment of the principal elements of lease payments	(19,051)	(26,251)
Interest paid and fees paid on loans	(54,154)	(32,791)
Transaction costs paid relating to capital contribution from non-controlling interest	-	(25,000)
Dividends paid to holders of non-controlling interests	(20,515)	(23,016)
Acquisition of non-controlling interests	-	(18,514)
Settlement of equity-based awards	-	(6,119)
Proceeds from issue of shares, net of issue costs	50,000	-
Proceeds from exercise of employee share-based awards	62,899	36,833
Proceeds from borrowings, net of issue costs	1,241,861	-
Capital contribution from non-controlling interest	-	500,000
Net cash inflow from financing activities	1,261,040	405,142

Net increase/(decrease) in cash and cash equivalents	1,244,714	(207,668)
Cash and cash equivalents at the beginning of the period	322,429	1,573,421
Effects of exchange rate changes on cash and cash equivalents	6,278	(2,625)
Cash and cash equivalents at end of period	1,573,421	1,363,128

Unaudited condensed consolidated statement of changes in (deficit)/equity
(in $ thousands)
	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Equity/(deficit) attributable to owners of the parent	Non- controlling interests	Total equity/ (deficit)
Balance at December 31, 2019	13,584	878,007	783,529	(30,842)	349,463	(826,135)	1,167,606	170,226	1,337,832
Changes in equity/(deficit)
(Loss)/profit after tax for the period	-	-	-	-	-	(3,333,171)	(3,333,171)	17,548	(3,315,623)
Other comprehensive income	-	-	-	23,571	15,913	-	39,484	332	39,816
Total comprehensive income/(loss) for the period, net of tax	-	-	-	23,571	15,913	(3,333,171)	(3,293,687)	17,880	(3,275,807)
Gain on cashflow hedge transferred to inventory	-	-	-	-	(1,213)	-	(1,213)	-	(1,213)
Issue of share capital, net of transaction costs	584	49,924	-	-	4,808	-	55,316	-	55,316
Share-based payment – equity settled	-	-	-	-	52,690	165,998	218,688	-	218,688
Share-based payment – reverse vesting shares	-	-	-	-	26,092	-	26,092	-	26,092
Acquisition of non-controlling interest	-	-	-	-	-	-	-	965	965
Dividends paid to non-controlling interests	-	-	-	-	-	-	-	(20,515)	(20,515)
Balance at December 31, 2020 (1)	14,168	927,931	783,529	(7,271)	447,753	(3,993,308)	(1,827,198)	168,556	(1,658,642)
Balance at December 31, 2020 (as previously reported)	14,168	927,931	783,529	(7,271)	447,753	(4,010,756)	(1,844,646)	168,556	(1,676,090)
Correction of misstatement (1)	-	-	-	-	-	17,448	17,448	-	17,448
Revised balance at December 31, 2020	14,168	927,931	783,529	(7,271)	447,753	(3,993,308)	(1,827,198)	168,556	(1,658,642)
Changes in equity/(deficit)
Profit after tax for the period	-	-	-	-	-	1,466,487	1,466,487	4,124	1,470,611
Other comprehensive loss	-	-	-	(17,273)	(27,405)	-	(44,678)	(2,744)	(47,422)
Total comprehensive (loss)/income for the period, net of tax	-	-	-	(17,273)	(27,405)	1,466,487	1,421,809	1,380	1,423,189
Loss on cashflow hedge transferred to inventory	-	-	-	-	2,066	-	2,066	-	2,066
Issue of share capital, net of transaction costs	333	-	-	-	-	-	333	-	333
Early conversion of convertible loan notes	653	630,976	-	-	-	-	631,629	-	631,629
Share-based payment – equity settled	-	-	-	-	61,282	159,831	221,113	-	221,113
Share-based payment – reverse vesting shares	51	54,626	-	-	(24,486)	-	30,191	-	30,191
Acquisition of non-controlling interest	-	-	-	-	(11,613)	-	(11,613)	(6,901)	(18,514)
Dividends paid to non-controlling interests	-	-	-	-	-	-	-	(23,016)	(23,016)
Non-controlling interest arising on purchase of asset	20	23,767	-	-	-	-	23,787	50,453	74,240
Share issued on purchase of subsidiary	6	4,374	-	-	-	-	4,380	-	4,380
Step acquisition	-	-	-	-	-	-	-	2,434	2,434
Non-controlling interest put option	-	-	-	-	(150,070)	-	(150,070)	-	(150,070)
Farfetch China Holdings Ltd put call option	-	-	-	-	(744,163)	-	(744,163)	-	(744,163)
Capital contribution from non-controlling interests, net of transaction costs	-	-	-	-	488,863	-	488,863	(13,875)	474,988
Other	-	-	-	-	(2,519)	-	(2,519)	2,977	458
Balance at December 31, 2021	15,231	1,641,674	783,529	(24,544)	39,708	(2,366,990)	88,608	182,008	270,616

1	Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 21.

Supplemental Metrics (1) (2)	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (2)	Full Year (2)
	(in thousands, except per share data or otherwise stated)
Consolidated Group:
Gross Merchandise Value (“GMV”)	$610,874	$721,310	$797,840	$1,056,990	$3,187,014
Revenue	331,437	364,680	437,700	540,105	1,673,922
Adjusted Revenue	301,152	307,877	386,778	464,887	1,460,694
In-Store Revenue	8,516	3,926	11,416	13,666	37,524
Gross profit	153,376	159,375	209,029	249,148	770,928
Gross profit margin	46.3%	43.7%	47.8%	46.1%	46.1%
Demand generation expense	$(37,966)	$(47,378)	$(46,185)	$(67,258)	$(198,787)
Technology expense	(26,307)	(29,284)	(29,809)	(29,827)	(115,227)
Share-based payments	(26,760)	(61,915)	(81,840)	(121,118)	(291,633)
Depreciation and amortization	(51,323)	(51,758)	(54,007)	(60,135)	(217,223)
General and administrative	(111,422)	(107,888)	(143,349)	(141,687)	(504,346)
Other items	(5,025)	(1,302)	(860)	(17,080)	(24,267)
Impairment losses on tangible assets	(2,292)	-	-	(699)	(2,991)
Impairment losses on intangible assets	-	-	-	(36,269)	(36,269)
Gains / (losses) on items held at fair value and remeasurements	65,434	(278,622)	(373,079)	(2,057,306)	(2,643,573)
Loss after tax (2)	(79,177)	(435,899)	(536,960)	(2,263,587)	(3,315,623)
Adjusted EBITDA	(22,319)	(25,175)	(10,314)	10,376	(47,432)
Adjusted EBITDA Margin	(7.4)%	(8.2)%	(2.7)%	2.2%	(3.2)%
Basic (loss)/earnings per share (“EPS”) (2)	$(0.24)	$(1.29)	$(1.58)	$(6.47)	$(9.69)
Diluted EPS	(0.24)	(1.29)	(1.58)	(6.47)	(9.69)
Adjusted EPS (2)	(0.24)	(0.20)	(0.17)	(0.00)	(0.60)
Digital Platform:
Digital Platform GMV	$494,899	$651,036	$674,097	$939,444	$2,759,476
Digital Platform Services Revenue	185,177	237,603	263,035	347,341	1,033,156
Digital Platform Fulfilment Revenue	30,285	56,803	50,922	75,218	213,228
Digital Platform Gross Profit	97,207	130,579	143,318	189,102	560,206
Digital Platform Gross Profit Margin	52.5%	55.0%	54.5%	54.4%	54.2%
Digital Platform Order Contribution	$59,241	$83,201	$97,133	$121,844	$361,419
Digital Platform Order Contribution Margin	32.0%	35.0%	36.9%	35.1%	35.0%
Active Consumers (in thousands)	2,149	2,524	2,742	3,024	3,024
AOV - Marketplace	$571	$493	$574	$626	$568
AOV - Stadium Goods	314	304	340	308	316
Brand Platform:
Brand Platform GMV	$107,459	$66,348	$112,327	$103,880	$390,014
Brand Platform Revenue	107,459	66,348	112,327	103,880	390,014
Brand Platform Gross Profit	52,480	27,729	58,738	51,857	190,804
Brand Platform Gross Profit Margin	48.8%	41.8%	52.3%	49.9%	48.9%

1.	See “Notes and Disclosures” which includes “Non-IFRS and Other Financial and Operating Metrics” on page 24 for reconciliations of non-IFRS measures to IFRS measures.
2.	Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 21.

Supplemental Metrics (1)	2021
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Consolidated Group:
Gross Merchandise Value (“GMV”)	$915,604	$1,007,811	$1,017,314	$1,289,145	$4,229,874
Revenue	485,079	523,313	582,565	665,651	2,256,608
Adjusted Revenue	408,851	439,488	504,670	571,095	1,924,104
In-Store Revenue	10,675	17,635	20,163	22,448	70,921
In-Store GMV	13,275	21,739	23,553	25,814	84,381
Gross profit	220,869	230,082	252,180	313,380	1,016,511
Gross profit margin	45.5%	44.0%	43.3%	47.1%	45.0%
Demand generation expense	$(61,867)	$(65,888)	$(74,090)	$(89,976)	$(291,821)
Technology expense	(33,532)	(34,545)	(32,585)	(30,746)	(131,408)
Share-based payments	(40,516)	(60,173)	(46,134)	(49,344)	(196,167)
Depreciation and amortization	(53,992)	(62,720)	(64,807)	(69,679)	(251,198)
General and administrative	(144,666)	(150,229)	(140,195)	(156,554)	(591,644)
Other items	(4,721)	(6,828)	(104)	(7,077)	(18,730)
Impairment losses on tangible assets	-	-	-	-	-
Impairment losses on intangible assets	-	-	-	(11,779)	(11,779)
Gains on items held at fair value and remeasurements	659,870	245,738	901,173	216,962	2,023,743
Profit after tax	516,667	87,925	769,129	96,890	1,470,611
Adjusted EBITDA	(19,196)	(20,579)	5,310	36,104	1,638
Adjusted EBITDA Margin	(4.7)%	(4.7)%	1.1%	6.3%	0.1%
Basic earnings/(loss) per share ("EPS")	$1.44	$0.24	$2.09	$0.27	$4.02
Diluted EPS	(0.28)	(0.31)	(0.25)	(0.23)	(1.07)
Adjusted EPS	(0.22)	(0.17)	(0.14)	(0.03)	(0.55)
Digital Platform:
Digital Platform GMV	$790,014	$913,350	$828,471	$1,146,153	$3,677,988
Digital Platform Services Revenue	285,861	349,131	319,217	431,469	1,385,678
Digital Platform Fulfilment Revenue	76,228	83,825	77,895	94,556	332,504
Digital Platform Gross Profit	156,333	184,999	159,036	229,885	730,253
Digital Platform Gross Profit Margin	54.7%	53.0%	49.8%	53.3%	52.7%
Digital Platform Order Contribution	$94,466	$119,111	$84,946	$139,909	$438,432
Digital Platform Order Contribution Margin	33.0%	34.1%	26.6%	32.4%	31.6%
Active Consumers (in thousands)	3,272	3,394	3,593	3,687	3,687
AOV - Marketplace	$618	$599	$593	$635	$612
AOV - Stadium Goods	326	335	294	288	308
Brand Platform:
Brand Platform GMV	$112,315	$72,722	$165,290	$117,178	$467,505
Brand Platform Revenue	112,315	72,722	165,290	117,178	467,505
Brand Platform Gross Profit	57,735	34,252	80,272	69,257	241,516
Brand Platform Gross Profit Margin	51.4%	47.1%	48.6%	59.1%	51.7%

1	See “Notes and Disclosures” which includes “Non-IFRS and Other Financial and Operating Metrics” on page 24 for reconciliations of non-IFRS measures to IFRS measures.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expectations in relation to New Guards’ strategic partnership with Authentic Brands Group, the anticipated launch of our beauty offering, expectations regarding our pre-owned platform capabilities, the continued impact of Brexit, the ongoing impact of COVID-19, future financial or operating performance, actions we are taking in relation to Apple’s iOS privacy measures, planned activities and objectives, anticipated growth resulting therefrom, strategic initiatives, our growth and expected performance for full year 2022, statements regarding our profitability, as well as statements that include the words “expect,” “intend,” “plan,” “aim,” “enable,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; the effect of the COVID-19 global pandemic on our business and results of operations; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of luxury sellers for the supply of products on our Marketplace; our reliance on luxury sellers to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; New Guards’ dependence on its production, inventory management and fulfilment processes and systems; the operation of retail stores subjects us to numerous risks, some of which are beyond our control; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our reliance on highly complex software, which may contain undetected errors; our ability or the ability of third-parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our reliance on information technologies and our ability to adapt to technological developments; our reliance on third-party providers to host certain websites and applications; our ability to successfully utilize our data; our ability to manage our growth effectively; the increased focus on social, environmental and sustainability matters could increase our costs, harm our reputation and adversely affect our financial results, and our ability to implement our environmental, sustainability, responsible sourcing, social and inclusion and diversity goals; José Neves, our Chief Executive Officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2020, as such factors may be updated from time to time in our other filings with the SEC, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, to be filed with the SEC (the “2021 20-F”), accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

NOTES AND DISCLOSURES

Revisions to Previously Reported Financial Information

We have revised previously reported finance cost, loss after tax, loss per share, and non-current borrowings for both the fourth quarter and annual periods ended December 31, 2020. The revision had no impact on the Company’s results for previously reported fourth quarter 2020 or the current quarter. Refer to our Form 6-K furnished with the SEC on May 13, 2021, and Note 3, Significant accounting policies, within our Consolidated financial statements included in our 2021 20-F to be filed with the SEC, for further information.

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Order Contribution, and Digital Platform Order Contribution Margin (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value. See the “Definitions” section below for a further explanation of these terms.

Management uses the Non-IFRS Measures:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•	such measures do not reflect changes in our working capital needs;
•	such measures do not reflect our share-based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

Farfetch reports under International Financial Reporting Standards (“IFRS”) issued by the IASB. Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share-based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of the historical non-IFRS measures presented in this press release to their most directly comparable IFRS measures are included in the accompanying tables.

The following tables reconcile Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS financial performance measure, which are profit/(loss) after tax and profit/(loss) after tax margin, respectively:

(in $ thousands, except as otherwise noted)

	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (1)	Full Year (1)

Loss after tax (1)	$(79,177)	$(435,899)	$(536,960)	$(2,263,587)	$(3,315,623)
Net finance expense (1)	34,355	20,751	14,363	(2,874)	66,595
Income tax benefit / (expense)	2,506	(4,118)	2,882	(15,704)	(14,434)
Depreciation and amortization	51,323	51,758	54,007	60,135	217,223
Share-based payments (2)	26,760	61,915	81,840	121,118	291,633
(Gains)/losses on items held at fair value and remeasurements (3)	(65,434)	278,622	373,079	2,057,306	2,643,573
Other items (4)	5,025	1,302	860	17,080	24,267
Impairment losses on tangible assets	2,292	-	-	699	2,991
Impairment losses on intangible assets	-	-	-	36,269	36,269
Share of results of associates	31	494	(385)	(66)	74
Adjusted EBITDA	$(22,319)	$(25,175)	$(10,314)	$10,376	$(47,432)
Revenue	$331,437	$364,680	$437,700	$540,105	$1,673,922
Loss after tax margin (1)	(23.9)%	(119.5)%	(122.7)%	(419.1)%	(198.1)%
Adjusted Revenue	$301,152	$307,877	$386,778	$464,887	$1,460,694
Adjusted EBITDA Margin	(7.4)%	(8.2)%	(2.7)%	2.2%	(3.2)%

(in $ thousands, except as otherwise noted)

	2021
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Profit after tax	$516,667	$87,925	$769,129	$96,890	$1,470,611
Net finance expense	24,660	10,726	21,901	16,555	73,842
Income tax benefit / (expense)	49	(3,195)	4,427	1,721	3,002
Depreciation and amortization	53,992	62,720	64,807	69,679	251,198
Share-based payments (2)	40,516	60,173	46,134	49,344	196,167
Gains on items held at fair value and remeasurements (3)	(659,870)	(245,738)	(901,173)	(216,962)	(2,023,743)
Other items (4)	4,721	6,828	104	7,077	18,730
Impairment losses on tangible assets	-	-	-	-	-
Impairment losses on intangible assets	-	-	-	11,779	11,779
Share of results of associates	69	(18)	(19)	20	52
Adjusted EBITDA	$(19,196)	$(20,579)	$5,310	$36,103	$1,638
Revenue	$485,079	$523,313	$582,565	$665,651	$2,256,608
Profit after tax margin	106.5%	16.8%	132.0%	14.6%	65.2%
Adjusted Revenue	$408,851	$439,488	$504,670	$571,095	$1,924,104
Adjusted EBITDA Margin	(4.7)%	(4.7)%	1.1%	6.3%	0.1%

1.	Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 21.
2.	Represents share-based payment expense.
3.	Represents (gains)/losses on items held at fair value and remeasurements. See “gains/(losses) on items held at fair value and remeasurements” on page 27 for a breakdown of these items.
4.

Represents other items, which are outside the normal scope of our ordinary activities. See “other items” on page 28 for a breakdown of these expenses. “Other items” is included within selling, general and administrative expenses.

The following tables reconcile Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

(in $ thousands, except as otherwise noted)

	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Revenue	$331,437	$364,680	$437,700	$540,105	$1,673,922
Less: Digital Platform Fulfilment Revenue	(30,285)	(56,803)	(50,922)	(75,218)	(213,228)
Adjusted Revenue	$301,152	$307,877	$386,778	$464,887	$1,460,694

(in $ thousands, except as otherwise noted)

	2021
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Revenue	$485,079	$523,313	$582,565	$665,651	$2,256,608
Less: Digital Platform Fulfilment Revenue	(76,228)	(83,825)	(77,895)	(94,556)	(332,504)
Adjusted Revenue	$408,851	$439,488	$504,670	$571,095	$1,924,104

The following tables reconcile Digital Platform Order Contribution and Digital Platform Order Contribution Margin to the most directly comparable IFRS financial performance measure, which are Digital Platform Gross Profit and Digital Platform Gross Profit Margin, respectively:

(in $ thousands, except as otherwise noted)

	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Digital Platform Gross Profit	$97,207	$130,579	$143,318	$189,102	$560,206
Less: Demand generation expense	(37,966)	(47,378)	(46,185)	(67,258)	(198,787)
Digital Platform Order Contribution	$59,241	$83,201	$97,133	$121,844	$361,419
Digital Platform Services Revenue	$185,177	$237,603	$263,035	$347,341	$1,033,156
Digital Platform Gross Profit Margin	52.5%	55.0%	54.5%	54.4%	54.2%
Digital Platform Order Contribution Margin	32.0%	35.0%	36.9%	35.1%	35.0%

(in $ thousands, except as otherwise noted)

	2021
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Digital Platform Gross Profit	$156,333	$184,999	$159,036	$229,885	$730,253
Less: Demand generation expense	(61,867)	(65,888)	(74,090)	(89,976)	(291,821)
Digital Platform Order Contribution	$94,466	$119,111	$84,946	$139,909	$438,432
Digital Platform Services Revenue	$285,861	$349,131	$319,217	$431,469	$1,385,678
Digital Platform Gross Profit Margin	54.7%	53.0%	49.8%	53.3%	52.7%
Digital Platform Order Contribution Margin	33.0%	34.1%	26.6%	32.4%	31.6%

The following tables reconcile Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

(per share amounts)

	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (1)	Full Year (1)

(Loss)/earnings per share (1)	$(0.24)	$(1.29)	$(1.58)	$(6.47)	$(9.69)
Share-based payments (2)	0.08	0.18	0.24	0.35	0.85
Amortization of acquired intangible assets	0.09	0.09	0.09	0.09	0.36
(Gains)/losses on items held at fair value and remeasurements (3)	(0.19)	0.82	1.08	5.88	7.69
Other items (4)	0.01	0.00	0.00	0.05	0.07
Impairment losses on tangible assets	0.01	-	-	-	0.01
Impairment losses on intangible assets	-	-	-	0.10	0.11
Share of results of associates	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Adjusted (Loss)/earnings per share	$(0.24)	$(0.20)	$(0.17)	$(0.00)	$(0.60)

(per share amounts)

	2021
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Earnings per share	$1.44	$0.24	$2.09	$0.27	$4.02
Share-based payments (2)	0.11	0.17	0.13	0.13	0.54
Amortization of acquired intangible assets	0.08	0.09	0.10	0.09	0.36
Gains on items held at fair value and remeasurements (3)	(1.86)	(0.69)	(2.46)	(0.57)	(5.55)
Other items (4)	0.01	0.02	0.00	0.02	0.05
Impairment losses on tangible assets	-	-	-	-	-
Impairment losses on intangible assets	0.00	0.00	0.00	0.03	0.03
Share of results of associates	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Adjusted (Loss)/earnings per share	$(0.22)	$(0.17)	$(0.14)	$(0.03)	$(0.55)

1.	Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 21.
2.	Represents share-based payment expense on a per share basis.
3.

Represents (gains)/losses on items held at fair value and remeasurements on a per share basis. See “gains/(losses) on items held at fair value and remeasurements” on page 27 for a breakdown of these items.

4.

Represents other items on a per share basis, which are outside the normal scope of our ordinary activities. See “other items” on page 28 for a breakdown of these expenses. “Other items” is included within selling, general and administrative expenses.

The following tables represent gains/(losses) on items held at fair value and remeasurements:

(in $ thousands, except as otherwise noted)

	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Fair value remeasurements:
$250 million 5.00% Notes due 2025 embedded derivative	$44,014	$(135,093)	$(138,171)	$(749,004)	$(978,254)
$400 million 3.75% Notes due 2027 embedded derivative	-	(77,758)	(157,108)	(869,078)	(1,103,944)
$600 million 0.00% Notes due 2030 embedded derivative	-	-	-	(272,522)	(272,522)

Present value remeasurements:
Chalhoub put option	21,420	(65,771)	(77,800)	(165,776)	(287,927)
CuriosityChina call option	-	-	-	(926)	(926)
Gains / (losses) on items held at fair value and remeasurements	$65,434	$(278,622)	$(373,079)	$(2,057,306)	$(2,643,573)

Farfetch share price (end of day)	$7.90	$17.27	$25.16	$63.81	$63.81

(in $ thousands, except as otherwise noted)

	2021
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Fair value remeasurements:
$250 million 5.00% Notes due 2025 embedded derivative	$214,345	$88,393	$159,377	$22,414	$484,529
$400 million 3.75% Notes due 2027 embedded derivative	256,438	69,047	307,059	92,146	724,690
$600 million 0.00% Notes due 2030 embedded derivative	159,607	49,434	177,188	43,389	429,618
FV remeasurement of previously held equity interest	784	-	-	-	784
					-
Present value remeasurements:					-
Chalhoub put option	28,696	38,864	81,272	7,240	156,072
CuriosityChina call option	-	-	-	-	-
Palm Angels put call option and earn-out	-	-	(4,153)	(10,037)	(14,190)
Alibaba and Richemont put option	-	-	184,985	61,120	246,105
Alanui put option	-	-	(4,555)	690	(3,865)
Gains on items held at fair value and remeasurements	$659,870	$245,738	$901,173	$216,962	$2,023,743

Farfetch share price (end of day)	$53.02	$50.36	$37.48	$33.43	$33.43

The following tables represent other items:

(in $ thousands, except as otherwise noted)

	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Transaction-related legal and advisory expenses	$(4,925)	$(1,799)	$(860)	$(17,014)	$(24,598)
Loss on impairment of investments carried at fair value	(100)	(69)	-	(66)	(235)
Other	-	566	-	-	566
Other items	$(5,025)	$(1,302)	$(860)	$(17,080)	$(24,267)

(in $ thousands, except as otherwise noted)

	2021
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year

Transaction-related legal and advisory expenses	$(4,654)	$(6,828)	$(71)	$(7,043)	$(18,596)
Loss on impairment of investments carried at fair value	(67)	-	(33)	(34)	(134)
Other	-	-	-	-	-
Other items	$(4,721)	$(6,828)	$(104)	$(7,077)	$(18,730)

Definitions

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps or on third party websites or platforms on which we operate. A consumer is deemed to be active if they made a purchase within the last twelve-month period, irrespective of cancellations or returns. Active Consumers includes the Farfetch Marketplace, BrownsFashion.com, Stadium Goods, and the New Guards-owned sites operated by Farfetch Platform Solutions plus third-party websites or platforms on which we operate, including Amazon.com and Tmall Luxury Pavilion. Due to limitations in the data we are provided by certain third-party websites or platforms on which we operate, a limited number of consumers who transact on such websites or platforms and on our directly owned and operated sites and related apps, may be duplicated in the number of Active Consumers we report. The number of Active Consumers is an indicator of our ability to attract and retain our consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means net income/(loss) after taxes before net finance expense/(income), income tax expense/(benefit) and depreciation and amortization, further adjusted for share based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share-based payments, amortization of acquired intangible assets, items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets) and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is equal to GMV as such sales are not commission based.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of centrally Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes. Digital Platform Fulfilment Revenue was referred to as Platform Fulfilment Revenue in previous filings with the U.S. Securities and Exchange Commission (“SEC”).

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV. Digital Platform GMV was referred to as Platform GMV in previous filings with the SEC.

“Digital Platform Gross Profit” means gross profit excluding In-Store Gross Profit and Brand Platform Gross Profit. Digital Platform Gross Profit was referred to as Platform Gross Profit in previous filings with the SEC.

Digital Platform Gross Profit Margin” means Digital Platform Gross Profit calculated as a percentage of Digital Platform Services Revenue. We provide fulfilment services to Marketplace consumers and receive revenue from the provision of these services, which is primarily a pass-through cost with no economic benefit to us. Therefore, we calculate our Digital Platform Gross Profit Margin, including Digital Platform third-party and first-party gross profit margin, excluding Digital Platform Fulfilment Revenue.

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers. Digital Platform Order Contribution was referred to as Platform Order Contribution in previous filings with the SEC.

“Digital Platform Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue. Digital Platform Order Contribution Margin was referred to as Platform Order Contribution Margin in previous filings with the SEC.

“Digital Platform Revenue” means the sum of Digital Platform Services Revenue and Digital Platform Fulfilment Revenue. Digital Platform Revenue was referred to as Platform Revenue in previous filings with the SEC.

“Digital Platform Services Revenue” means Revenue less Digital Platform Fulfilment Revenue, In-Store Revenue and Brand Platform Revenue. Digital Platform Services Revenue is driven by our Digital Platform GMV, including commissions from third-party sales and revenue from first-party sales. Digital Platform Services Revenue was also referred to as Adjusted Platform Revenue or Platform Services Revenue in previous filings with the SEC.

“Digital Platform Services third-party revenues” represent commissions and other income generated from the provision of services to sellers in their transactions with consumers conducted on our technology platforms, as well as fees for services provided to brands and retailers.

“Digital Platform Services first-party revenues” represents sales of owned-product, including first-party original through our digital platform. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions and, therefore, related sales are not commission based. Digital Platform Services first-party revenues represent sales net of promotional incentives, such as free shipping and promotional codes, where these incentives are not designated as Farfetch-funded.

“Digital Platform Services third-party cost of revenues” and “Digital Platform Services first-party cost of revenues" include packaging costs, credit card fees, and incremental shipping costs provided in relation to the provision of these services. Digital Platform Services first-party cost of revenues also includes the cost of goods sold of the owned products.

“First-Party Original” refers to brands developed by New Guards and sold direct to consumers on the digital platform.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. First-party GMV is also net of promotions. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores which include Browns, Stadium Goods and New Guards’ directly operated stores. Revenue realized from In-Store sales for Browns and New Guards’ directly operated stores is equal to GMV of such sales because such sales are not commission based. Revenue realized from In-store sales for Stadium Goods does not equal GMV of such sales as a certain portion of those sales are third-party and are commission based.

“Order Contribution” means gross profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels to support the Digital Platform. Order Contribution provides an indicator of our ability to extract consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Third-Party Take Rate” means Digital Platform Services Revenue excluding revenue from first-party sales, as a percentage of Digital Platform GMV excluding GMV from first-party sales and Digital Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today, the Farfetch Marketplace connects customers in over 190 countries and territories with items from more than 50 countries and over 1,400 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a global platform. Farfetch’s additional businesses include Browns and Stadium Goods, which offer luxury products to consumers, and New Guards Group, a platform for the development of global fashion brands. Farfetch offers its broad range of consumer-facing channels and enterprise level solutions to the luxury industry under its Luxury New Retail initiative. The Luxury New Retail initiative also encompasses Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities, and Future Retail, which develops innovations such as our Connected Retail solutions.

For more information, please visit www.farfetchinvestors.com.